Afya Limited Announces Additional Purchase of 15% of Centro de Ciências em Saúde de Itajubá S.A.

Nova Lima, Brazil, October 31, 2023 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, today announced an additional acquisition, through its wholly-owned subsidiary Afya Participações S.A. (“Afya Brazil”), of an additional 15% of Centro de Ciências em Saúde de Itajubá S.A. ("CCSI”;”FMIT”), consolidating our position of ownership to 75% of the total share capital.

The aggregate purchase price for the additional 15% was R$21.0 million paid 100% in cash on the date hereof.

On May 30, 2018, Afya Brazil acquired 60% of FMIT, which has already been fully integrated into Afya’s operation since 2019. FMIT is a post-secondary education institution located in the city of Itajubá, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine, and currently has 87 approved medical seats.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited